STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	December 9, 2005
Corporate Office:	#SRU-21-05
420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax :(604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

AMENDMENT OF PRIVATE PLACEMENT

Starfield Resources Inc. (the “Company”) announces that it is amending its private placement originally announced on October 25, 2005. The flow-through portion of the private placement will be increased up to 10.5 million flow-through shares at $0.45 per share. The non flow-through portion will consist of up to 10 million units at $0.40 per unit. Each unit includes one common share and one purchase warrant. Two purchase warrants together with $0.50 entitle the holder to purchase an additional common share for a two year period. Closing of the private placement is expected to occur in tranches.

Finder’s fees will be paid, where applicable, commensurate with TSX Venture Exchange policies.

The funds raised will be used to advance the Company’s 100% owned Ferguson Lake exploration project in Nunavut Territory, Canada and for working capital purposes.

This private placement is subject to regulatory approval.

The Company previously completed an initial closing of 5,552,219 flow-through common shares on November 22, 2005. The hold period on such flow-through shares expires on March 23, 2006.

On behalf of the Board of Directors

“Glen J. Indra”

Glen J. Indra, President

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE
ADEQUACY OR ACCURACY OF THIS RELEASE.

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.